April 20, 2011

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:        John Zitko

Re:	Boingo Wireless, Inc.
Registration Statement on Form S-1
File No. 333-171719

Dear Mr. Zitko:

On behalf of Boingo Wireless, Inc. (“Boingo”), this letter serves to inform you of an unauthorized e-mail message sent to approximately 200 potential investors by an employee of one of the underwriters, and to propose our plan to address this issue.

On April 18, 2011, at 7:17 A.M., an employee of Deutsche Bank Securities Inc. (“Deutsche Bank”), one of the underwriters of Boingo’s initial public offering, sent an e-mail marked “***INTERNAL ONLY***” that included a confidential attachment containing certain information related to Boingo and its initial public offering prepared by a Deutsche Bank research analyst.  The referenced e-mail and its attachment have been supplied to you by hard copy with a request for confidential treatment.  Neither Boingo, nor any of the other underwriters, were involved in the preparation or distribution of the information contained in the e-mail.  The attachment included projections of Boingo’s future performance prepared by the research analyst.  According to Deutsche Bank, the e-mail was inadvertently sent to a distribution list that included a number of external recipients.  Upon realizing the error, Deutsche Bank sent a second e-mail to the same distribution list at 7:30 A.M., 13 minutes later, indicating that recipients should disregard the prior e-mail and delete any information received.  Deutsche Bank has informed Boingo that, while the recipients were not targeted potential investors of this offering, many of the recipients are employees of firms that could be potential investors in Boingo’s initial public offering.  Deutsche Bank has advised us that it has been able to contact a number of these e-mail recipients who have confirmed that they disregarded and/or deleted the initial e-mail.  Deutsche Bank has informed Boingo that its representatives continue to aggressively reach out to the remaining recipients of the initial e-mail.

GUNDERSON  DETTMER  STOUGH  VILLENEUVE  FRANKLIN  &  HACHIGIAN, LLP

11682 EL CAMINO REAL, SUITE 100, SAN DIEGO, CA 92130 / PHONE: 858.436.8000 / FAX: 877.881.9192

SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

To address this issue, Boingo proposes to issue a Free Writing Prospectus in substantially the form attached to this letter as Exhibit A, which contains a risk factor regarding potential liability in the event that the unauthorized e-mail is deemed to be a violation of Section 5 of the Securities Act of 1933, as amended.

Further, Boingo does not believe that it is required to incorporate the e-mail into its registration statement, or otherwise make the e-mail publicly available.  Boingo and the underwriters in this offering other than Deutsche Bank were not involved in the preparation or distribution of the information contained in the e-mail.  Unlike similar situations involving other issuers where the analyst reports were made publicly available through press releases or by posting on a website, this e-mail was sent to a limited number of Deutsche Bank customers.  We note that in the Securities Offering Reform Release (33-8591; December 1, 2005), the Commission noted that an e-mail by an underwriter to its customers, regardless of the number of customers, will not require filing (Rel. 33-8591, note 267).

Please contact me with any questions regarding this matter at (858) 436-8030.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ilan Lovinsky
Ilan Lovinsky

2

FREE WRITING PROSPECTUS

EXHIBIT A

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated April 18, 2011

Registration Statement No. 333-171719

ISSUER FREE WRITING PROSPECTUS DATED APRIL [     ], 2011

Boingo Wireless, Inc.

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 18, 2011 related to this offering, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-171719) relating to such securities (the “Preliminary Prospectus”). The following information supplements and/or updates the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities below. [The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1169988/000104746911003751/a2203407zs-1a.htm.]

ADDITIONAL RISK FACTORS

Certain purchasers of our common stock in this offering may have rescission rights as a result of an unauthorized e-mail sent by an employee of one of our underwriters that may have constituted a prospectus that does not meet the requirements of the Securities Act of 1933.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, an employee of Deutsche Bank Securities, one of our underwriters, distributed an unauthorized e-mail message containing evaluation material and projections to approximately 200 potential institutional investors.  Neither we nor any of the other underwriters were involved in any way in the preparation or distribution of the information contained in the e-mail, and the information does not reflect our views, or the views of the other underwriters, as to matters addressed in the e-mail.  We do not believe that the Deutsche Bank communication constitutes a violation by us of Section 5 of the Securities Act of 1933.  Deutsche Bank has informed us that all of the recipients of the e-mail have been notified that it was distributed in error and should be disregarded.  No person who received the e-mail should rely upon it in any manner in making a decision whether to purchase our common stock in this offering.  We urge all potential investors to base their investment decisions solely on this prospectus.  If the distribution of the e-mail did constitute a violation of the Securities Act of 1933, the recipients who purchase our common stock in this offering may have the right, for a period of one year from the date of their purchase of the shares, to obtain recovery of the consideration paid in connection with their purchase or, if they had already sold the shares, sue us for damages resulting from their purchase.  Any liability would depend upon the number of shares purchased by recipients of the e-mail.  If any liability is asserted, we intend to contest the matter.

CORRECTION TO USE OF PROCEEDS

The Use of Proceeds section of the Preliminary Prospectus contained a typographical error regarding the amount of net proceeds from our sale of common stock.  The corrected use of proceeds discussion follows:

We estimate that the net proceeds from our sale of 3,846,800 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay, will be approximately $41.1 million.  A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) our net proceeds to us from this offering by approximately $3.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Pending use of proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing, investment-grade instruments.

CORRECTION TO PRINCIPAL AND SELLING STOCKHOLDERS

Footnote 21 to the Principal and Selling Stockholders Table of the Preliminary Prospectus contained a typographical error regarding the number of shares issuable to Luis Serrano upon exercise of options.  The corrected footnote follows:

(21) Represents 1,000 shares held by Luis Serrano and 96,395 shares issuable to Mr. Serrano upon exercise of options. Mr. Serrano is one of our employees.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS

THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV.  ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING DEUTSCHE BANK SECURITIES TOLL FREE AT 1-800-[        ] OR CREDIT SUISSE TOLL FREE AT 1-800-[        ].

[ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THIS EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.]